

February 13, 2023

Vivek Sankaran
Chief Executive Officer
Albertsons Companies, Inc.
250 Parkcenter Blvd.
Boise, Idaho 83706

> **Re: Albertsons Companies, Inc.**
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed January 24, 2023**
> **File No. 001-39350**

Dear Vivek Sankaran:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Information Statement on Schedule 14C Filed January 24, 2023

Questions and Answers About the Merger
Q: What is the status of the regulatory review of the Merger?, page 3

1.   We note your amended disclosure in response to comment 1. Please name the several states that are also reviewing the merger and the current status of such reviews.

The Merger
Background to the Merger, page 20

2.   We note your response to comment 9. Please revise to include your response to comment 9 in your disclosure. Additionally, please summarize the questions raised by Party A and Mr. Sankaran's responses to such questions.

3.   We note your amended disclosure in response to comment 10. Please revise to summarize the content of the material discussions and negotiations that occurred at the meetings that took place between May 5 and June 5, 2022, instead of referring to the subject matter topics that were discussed.

4.   We note your amended disclosure in response to comment 11. Please revise to summarize the publicly available information and the topics of confidential information provided to Kroger. Also, summarize the advice of Kroger's financial and legal advisors and to the extent applicable, include the information required by Item 1015(b) of Regulation M-A. Additionally, please also describe in further detail the substance of the material discussions and negotiations that occurred for each subsequent meeting, with a focus on the discussions and negotiations surrounding anti-trust concerns and the divestment of stores, including the potential alternatives for the divestment of stores, which stores may be divested, and the structure and timing of SpinCo.

5.   We note your amended disclosure in response to comment 17. Please revise to disclose how you negotiated and ultimately agreed to the high-end number of stores to be allocated to SpinCo and separately, the divestiture cap, and explain any discussions or negotiations in making such determinations.

Projected Financial Information of the Company, page 52

6.   We note your amended disclosure in response to comment 16. Please provide additional detail on the specific factors listed here and include the associated assumptions and estimates made by management.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services

cc: Alexander J. May